FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

3 SEP 2004

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 2nd September, 2004 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York, NY 10286, U.S.A.

dlw 9/14

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004

- Robust turnover growth of 40% to HK$22.6 billion in the first half of this year
- Profit attributable to shareholders rose 7% to HK$802 million
- Excluding a gain from the disposal of aviation fuel facilities in 2003, recurring profit jumped 32%, with most businesses showing encouraging operational improvements
- Interim dividend of HK11¢ per share declared, a 10% increase

FINANCIAL HIGHLIGHTS

	Six months ended 30 June 2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
Turnover	22,640,634	16,190,163
Profit from operations	1,023,670	651,381
Share of results of associates	230,822	228,498
Profit attributable to shareholders	801,975	749,733
Earnings per share — Basic	HK$0.38	HK$0.36
Interim dividend per share	HK$0.11	HK$0.10

	At 30 June 2004 (Unaudited) HK$'000	At 31 December 2003 (Audited) HK$'000
Shareholders' funds	14,054,540	13,442,534
Minority interests	4,425,069	3,858,801
Consolidated net borrowings	3,147,484	2,856,490
Gearing ratio[1]	17.03%	16.51%
Current ratio	1.33	1.29
Net assets per share:		
Book value	HK$6.68	HK$6.43

ANALYSIS OF TURNOVER AND PROFIT

	Six months ended 30 June			
	Turnover		Profit Attributable to Shareholders	
	2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000	2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
Petroleum and Chemical Distribution[2]	8,996,290	5,978,428	148,319	285,507
Retail	6,873,481	4,303,594	78,746	(88,818)
Food Processing and Distribution	2,692,170	2,357,389	203,435	175,461
Beverage	2,299,034	1,908,632	57,029	25,253
Textile	1,700,749	1,410,521	45,795	82,274
Property	156,881	142,627	166,891	165,931
Investments and Others	—	167,877	178,395	167,581
Subtotal	22,718,605	16,269,068	878,610	813,189
Elimination of inter-segment transactions	(77,971)	(78,905)	—	—
Net corporate interest and expenses	—	—	(76,635)	(63,456)
Total	[illegible]	[illegible]	[illegible]	

	At 30 June 2004 (Unaudited) *HK$'000*	At 31 December 2003 (Audited) *HK$'000*
Shareholders' funds	**14,054,540**	13,442,534
Minority interests	**4,425,069**	3,858,801
Consolidated net borrowings	**3,147,484**	2,856,490
Gearing ratio[1]	**17.03%**	16.51%
Current ratio	**1.33**	1.29
Net assets per share:		
Book value	**HK$6.68**	HK$6.43

Notes:

1. Gearing ratio represents the ratio of consolidated net borrowings to shareholders' funds and minority interests.

Food Processing and Distribution	**2,692,170**	2,357,389	**203,435**	175,461
Beverage	**2,299,034**	1,908,632	**57,029**	25,253
Textile	**1,700,749**	1,410,521	**45,795**	82,274
Property	**156,881**	142,627	**166,891**	165,931
Investments and Others	**—**	167,877	**178,395**	167,581
Subtotal	**22,718,605**	16,269,068	**878,610**	813,189
Elimination of inter-segment transactions	**(77,971)**	(78,905)	**—**	—
Net corporate interest and expenses	**—**	—	**(76,635)**	(63,456)
Total	**22,640,634**	16,190,163	**801,975**	749,733

2. Excluding the sharing of disposal gain of HK$143 million in 2003, net profit of petroleum and chemical distribution increased by 4.2% over the same period in 2003.

CHAIRMAN'S STATEMENT

RESULTS

The Group's unaudited consolidated turnover and profit attributable to shareholders for the six months ended 30 June 2004 amounted to approximately HK$22,640.6 million and HK$802.0 million respectively, representing an increase of 39.8% and 7.0% over that of last year. Earnings per share of the Group, on a weighted average basis, was HK$0.38 compared to HK$0.36 in 2003. Excluding the sharing of a gain of HK$143.2 million from the disposal of our interest in the aviation fuel facility at the Hong Kong International Airport in the half year ended 30 June 2003, profit attributable to shareholders would have increased by 32.2% for this interim period. Improved consumer sentiment in Hong Kong, continuous growth of the Chinese Mainland economy and the Group's persistent efforts to revive the retail business have altogether led to a robust recurring profit growth.

INTERIM DIVIDEND

The Board has resolved to declare an interim dividend of HK$0.11 per share for the six months ended 30 June 2004 (2003: HK$0.10 per share) payable on or about 1 November 2004 to shareholders whose names appear on the Register of Members of the Company on 4 October 2004.

CLOSURE OF REGISTER

The Register of Members will be closed from 4 October 2004 to 8 October 2004, both days inclusive. In order to be eligible for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of Ground floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on 30 September 2004.

PROSPECTS

Following the introduction of various measures to rationalize business operations and boost profitability, the Group reported strong core profit growth in the first half of 2004. Despite a relative low base for comparison due to the impact of SARS in the first half of 2003, the profit contributions of most operations, notably retail, beverage, food and property, already exceeded the same period in 2002. Good progress has been made in the implementation of our retail-led distribution model.

The supermarket division has recovered from the SARS-affected first half of 2003 and reported a profitable growth during the period. After strenuous efforts in modelling, the new superstores opened in southern and northern China since the beginning of this year have achieved desired initial results. Further consolidation of our stake in Suguo is expected to drive synergies of the entire supermarket operations in Jiangsu Province. Together with the buoyant market environment in Hong Kong and a revived brand-fashion distribution business in the Chinese Mainland after terminating distribution of some low profitability brands, the Group is optimistic that its retail business would continue to show improvement in the remaining months of this year.

For brewery, the Group will continue to strengthen its market presence in the North Eastern, Northern, South Western, Central, Eastern and Southern region of the Chinese Mainland. Construction of a new brewery in Dongguan will commence in November and be operational in early 2006. There are already immediate synergies and cost benefits to our existing operations in Anhui Province following the acquisition of two competitive brewing plants in that district. To offset the impact of the increase in raw material prices and fuel costs, the Group has started to increase the beer prices in some areas in June, in line with the local marketing strategies. The growth of Snow, our national brand for beer, has been encouraging. To further differentiate the market positioning of Snow, a new advertising campaign was commenced in July promoting Snow as the brand associating with "life's progression" and, hence, linking the joy and achievements as one grows up.

Our food processing and distribution operation will continue to investigate the opportunities in the Chinese Mainland meat market and the two meat processing projects in Shenzhen and Shanghai will start contributions in the second half of this year and next year respectively. The textile operation is expected to be difficult in the second half of the year under prevailing business environment. Competition in the textile and garment industry will remain intense in the short term. However, with the efficiency improvement under our technology upgrade program and the gradual softening of cotton prices, the Group is still optimistic about the long term prospects of the textile division. The petroleum and chemical distribution business performed well during the interim period amidst volatile world oil prices. Sound hedging and inventory control practices will be emphasised and the Group will continually evaluate business development potential in the Chinese Mainland.

In Hong Kong, the gradual disappearance of deflation, improvement in the unemployment rate, flourishing tourism driven by the increase in visitors from the Chinese Mainland will nurture positive business and consumer sentiments. In the Chinese Mainland, the economy has continued to grow at a fast pace and the retail market has been one of the beneficiaries. However, surging oil prices, rising interest rates, macro economic control measures in the Chinese Mainland and the current outbreak of avian flu in the Asian region will pose challenges for the Group. We will monitor the changes in our operating environment and cope with the challenges pragmatically. Our focus will be on improving the performance of the existing businesses, especially via market consolidation, district dominance and brand building. The Group has rising exposure to the mainland and Hong Kong consumer market under our retail-led distribution model and this would drive our overall development. With the progress in the first half of the year and the strategies currently in place to enhance our competitiveness, we are positive that we will be able to achieve satisfactory results in 2004.

CORPORATE GOVERNANCE

The Group believes that enhancing good corporate governance demands long-term commitment from management and that the distinctive roles and functions of different committees are important in strengthening internal control. During the period, the Audit Committee met to review the financial and operating performance of the Group as well as to discuss the impact and material implications of the revised or new accounting standards on the disclosure of financial information. The Compensation Committee also met to formulate a structured and fair remuneration system for directors and scheme of incentives for retaining and recruiting competent individuals.

Moreover, the Group's commitment in improving the standard of corporate governance had drawn the attention from the investment community. The Company was rated one of the "Best Managed Companies" in China by FinanceAsia Magazine in its April issue. The Group will continue to step up its work towards better governance, internal control and financial disclosure.

INTERNAL CONTROL

The Group's internal controls system plays a key role in the management of risks that are significant to the fulfilment of business objectives. The Group's internal controls system has been designed to safeguarding shareholders' investments, protecting the Group's assets and assuring against material financial misstatements. The Board has overall responsibility for maintaining an adequate system of internal controls and conducts regular review of its effectiveness.

Based on the assessment made by senior management and the internal auditors for the six months ended 30 June 2004, the Board is satisfied that the Group's internal controls system, which includes the accounting system, is designed to provide reasonable assurance that business risks attributable to the Group are identified and monitored, assets are safeguarded against unauthorized use or disposition, proper accounting records are maintained and financial statements are reliable for publication.

INVESTOR RELATIONS

The Group understands the importance of open, fair and proactive communication with investors. In February, the Group attended an investor conference in Shanghai to discuss in detail the progress of its retail-led distribution model. In April, management of the Group's supermarket business participated in a global roadshow to explain their action plan this year for optimizing its operational performance. Over 60 financial institutions in the US, Europe, Singapore and Hong Kong were visited with encouraging feedback.

SOCIAL RESPONSIBILITY

During the period, the Group continued to participate in activities initiated by different charitable organizations that work on various needs of the society in Hong Kong and the Chinese Mainland. These activities involved arousing public's concern or empathy towards people who suffer from poverty, lack of education, disease or hazards. Through our property division, the Group made a contribution to a children education fund in a hope to support youngsters in obtaining education and to foster their enthusiasm in striving for better education. It is the Group's on-going mission to maximize the return to its customers, employees and shareholders and at the same time, reward the society in various ways.

APPRECIATION

On behalf of the Board of Directors, I would like to thank our shareholders and the communities for their continual support and to all the staff for their outstanding performance, invaluable contributions and loyalty.

By order of the Board
NING GAONING
Chairman

Hong Kong, 2 September 2004

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

2004 INTERIM RESULTS

The Directors of China Resources Enterprise, Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004 as follows:

	Notes	Six months ended 30 June 2004 (Unaudited) HK$'000	2003 (Unaudited) HK$'000
Turnover	2	22,640,634	16,190,163
Cost of sales		(18,764,232)	(13,168,155)
Gross profit		3,876,402	3,022,008
Other revenue		201,862	145,134
Selling and distribution expenses		(2,063,330)	(1,734,989)
General and administrative expenses		(991,264)	(780,772)
Profit from operations	3	1,023,670	651,381
Finance costs	4	(134,950)	(128,552)
Share of results of a jointly controlled entity		—	143,177
Share of results of associates		230,822	228,498
Profit before taxation		1,119,542	894,504
Taxation	5	(117,557)	(70,202)
Profit after taxation		1,001,985	824,302
Minority interests		(200,010)	(74,569)
Profit attributable to shareholders		801,975	749,733
Earnings per share	7		
Basic		HK$0.38	HK$0.36
Diluted		HK$0.37	HK$0.36

Notes:

1. **Basis of preparation and accounting policies**

The unaudited condensed consolidated financial statements have been prepared on a basis consistent with the principal *accounting policies adopted in the 2003 annual financial statements.*

2. **Segment information**

Primary reporting format — business segments

Secondary reporting format — geographical segments

	Hong Kong HK$'000	Chinese Mainland HK$'000	Other Countries HK$'000	Total HK$'000
For the six months ended 30 June 2004				
Segment revenue				
Turnover	8,979,223	11,507,892	2,153,519	22,640,634
Other revenue	68,263	99,473	2,209	169,945
	9,047,486	11,607,365	2,155,728	22,810,579
For the six months ended 30 June 2003				
Segment revenue				
Turnover	7,017,823	7,967,268	1,205,072	16,190,163
Other revenue	67,144	37,920	5,999	111,063
	7,084,967	8,005,188	1,211,071	16,301,226

3. **Profit from operations**

	Six months ended 30 June 2004 HK$'000	2003 HK$'000
Profit from operations has been arrived at after charging:		
Depreciation		
— Owned assets	528,397	469,732
— Assets held under finance leases	2,646	2,524
Amortisation of intangible assets		
— Goodwill (included in general and administrative expenses)	50,565	39,077
— Intangible assets other than goodwill	6,431	5,149
And after crediting:		
Dividends from unlisted other investments	1,846	2,054

4. **Finance costs**

	Six months ended 30 June 2004 HK$'000	2003 HK$'000
Interest on finance leases	816	1,162
Interest on bank loans and other loans wholly repayable within five years	111,446	107,089
Interest on other loans not wholly repayable within five years	2,985	3,290
Financing charges	19,703	17,011
	134,950	128,552

5. **Taxation**

	Six months ended 30 June 2004 Current Taxation HK$'000	2004 Deferred Taxation HK$'000	2004 Total HK$'000	2003 Current Taxation HK$'000	2003 Deferred Taxation HK$'000	2003 Total HK$'000
Hong Kong						
Company and subsidiaries	75,723	(60,819)	14,904	80,783	(43,884)	36,899
Associates	26,210	10	26,220	22,596	3,520	26,116

Chinese Mainland

File No.82-4177

	Note		
Profit after taxation		**1,001,985**	824,302
Minority interests		**(200,010)**	(74,569)
Profit attributable to shareholders		**801,975**	749,733
Earnings per share	7		
Basic		**HK$0.38**	HK$0.36
Diluted		**HK$0.37**	HK$0.36

tes:

Basis of preparation and accounting policies

The unaudited condensed consolidated financial statements have been prepared on a basis consistent with the principal accounting policies adopted in the 2003 annual financial statements.

Segment information

Primary reporting format — business segments

	Petroleum and Chemical Distribution *HK$'000*	Retail *HK$'000*	Food Processing and Distribution *HK$'000*	Beverage *HK$'000*	Textile *HK$'000*	Property *HK$'000*	Investments and Others *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
For the six months ended 30 June 2004									
REVENUE									
External sales	8,996,290	6,849,012	2,658,661	2,299,034	1,700,749	136,888	—	—	22,640,634
Inter-segment sales	—	24,469	33,509	—	—	19,993	—	(77,971)	—
	8,996,290	6,873,481	2,692,170	2,299,034	1,700,749	156,881	—	(77,971)	22,640,634
Other revenue	14,289	42,707	47,830	15,073	42,331	7,715	—	—	169,945
	9,010,579	6,916,188	2,740,000	2,314,107	1,743,080	164,596	—	(77,971)	22,810,579
Segment result	179,756	153,579	258,527	212,970	88,435	132,821	(111)	—	1,025,977
Unallocated corporate expenses									(34,224)
Interest income									31,917
Profit from operations									1,023,670
Finance costs									(134,950)
Share of net results of associates	4,672	—	23,671	—	2,012	—	164,993	—	195,348
Taxation									(82,083)
Profit after taxation									1,001,985
For the six months ended 30 June 2003									
REVENUE									
External sales	5,978,428	4,279,328	2,338,091	1,908,632	1,410,521	107,286	167,877	—	16,190,163
Inter-segment sales	—	24,266	19,298	—	—	35,341	—	(78,905)	—
	5,978,428	4,303,594	2,357,389	1,908,632	1,410,521	142,627	167,877	(78,905)	16,190,163
Other revenue	7,075	32,345	28,759	8,563	29,812	3,746	763	—	111,063
	5,985,503	4,335,939	2,386,148	1,917,195	1,440,333	146,373	168,640	(78,905)	16,301,226
Segment result	166,733	(112,324)	216,613	132,254	100,823	137,643	6,387	—	648,129
Unallocated corporate expenses									(30,819)
Interest income									34,071
Profit from operations									651,381
Finance costs									(128,552)
Share of results of a jointly controlled entity	143,177	—	—	—	—	—	—	—	143,177
Share of net results of associates	3,980	5,079	22,809	—	4,342	—	152,163	—	188,373
Taxation									(30,077)
Profit after taxation									824,302

4. **Finance costs**

	Six months ended 30 June 2004 *HK$'000*	2003 *HK$'000*
Interest on finance leases	**816**	1,162
Interest on bank loans and other loans wholly repayable within five years	**111,446**	107,089
Interest on other loans not wholly repayable within five years	**2,985**	3,290
Financing charges	**19,703**	17,011
	134,950	128,552

5. **Taxation**

	Six months ended 30 June 2004 Current Taxation *HK$'000*	Deferred Taxation *HK$'000*	Total *HK$'000*	2003 Current Taxation *HK$'000*	Deferred Taxation *HK$'000*	Total *HK$'000*
Hong Kong						
Company and subsidiaries	**75,723**	**(60,819)**	**14,904**	80,783	(43,884)	36,899
Associates	**26,210**	**10**	**26,220**	22,596	3,520	26,116
Chinese Mainland						
Subsidiaries	**82,867**	**(15,645)**	**67,222**	19,843	(26,706)	(6,863)
Associates	**9,254**	**—**	**9,254**	14,009	—	14,009
Overseas						
Subsidiaries	**(43)**	**—**	**(43)**	41	—	41
	194,011	**(76,454)**	**117,557**	137,272	(67,070)	70,202

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries and associates in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

6. **Dividends**

On 2 September 2004 the directors declared an interim dividend of HK$0.11 per ordinary share (September 2003: Interim dividend of HK$0.10 per ordinary share). Based on the number of shares in issue at the date of the report, the aggregate amount of the dividend is estimated to be HK$231,580,000 (2003: HK$208,120,000).

7. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 30 June 2004 *HK$'000*	2003 *HK$'000*
Earnings		
Profit attributable to shareholders for the purpose of calculating basic earnings per share	**801,975**	749,733
Interest saving on exercise of convertible bonds	**36,106**	34,352
Profit attributable to shareholders for the purpose of calculating diluted earnings per share	**838,081**	784,085
	2004	2003
Number of shares		
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	**2,099,115,270**	2,080,405,215
Effect of dilutive potential ordinary shares:		
— convertible bonds/share options	**149,821,297**	119,595,400
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	**2,248,936,567**	2,200,000,615

PUBLICATION OF FURTHER INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all information required by paragraphs 46(1) to 46(6) of Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in force prior to 31 March 2004, which remain applicable to this results announcement under the transitional arrangements, will be published on the website of the Stock Exchange in due course.

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

Petroleum and Chemical Distribution

The Group's petroleum and chemical distribution operation is principally engaged in the distribution of petroleum, LPG and chemical products in Hong Kong and the Chinese Mainland. Turnover of the operation for the half year to 30 June 2004 amounted to HK$8,996.3 million, an increase of 50.5% over the same period of last year. Excluding the sharing of a gain from the disposal of our interest, held through a jointly controlled entity, in the aviation fuel facility at the Hong Kong International Airport in 2003, net profit before corporate interest and expenses for the period of HK$148.3 million increased by 4.2% over the same period in 2003.

During the period under review, world oil price soared to a decade high level leading to substantial increase in prices of oil and chemical products. A strong volume growth by above 40% of the oil products distribution helped compensate the decline in gross margins due to world oil price escalation and contributed to the steady growth in net profit of the operation.

The oil products distribution operation reported a steady improvement in profit contribution in comparison with the same period of last year. Despite competitive pricing pressure, the operation has enjoyed good volume growth assisted by secured supply contracts of fuel oil and aviation fuel. Gross margin of aviation fuel distribution was affected by increased cost due to high oil price and the time lag of price adjustment mechanism. This has largely offset the increase in profit from sales volume growth of diesel and fuel oil distribution.

The petrol and LPG station operation in Hong Kong and the Chinese Mainland reported a decline in profit for the period under review. Under the environment of escalating oil prices, the time lag effect in LPG price-fixing mechanism of Hong Kong filling stations hampered profit margin.

The chemical operation recorded a decline in profit during the first six months of the year. Gross margins were affected as imported chemical products had to be competitively priced over the domestic chemical products so as to maintain the demand in the Chinese Mainland market.

The piped gas operation in Suzhou, established with the municipal government of Suzhou in August 2003, reported satisfactory turnover and net profit contribution for the period under review. It will continue to construct pipelines to provide direct connection of piped gas to end-users in Suzhou New District. The growing manufacturing industry, relative cost advantage of natural gas and increasing awareness of environmental protection would favour the development of gas fuel sector in the Chinese Mainland. Leveraging on its experience and competitive advantage, the Group would prudently look for investment opportunity in this sector.

Looking forward, the Chinese Mainland economy is expected to maintain a steady growth momentum and the demand for oil and chemical products will remain strong. The Group will further enhance its distribution network of oil products and to capture investment opportunities in the gas fuel sector in the Chinese Mainland. While the world oil price continues to remain at a high level, the Group will take prudent inventory control and hedging measures to mitigate the possible impact of the oil price volatility on the business performance.

Retail

The Group's retail operation mainly comprises three business segments: (1) supermarket operation; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation. Turnover of the Group's retail operation during the period totalled HK$6,873.5 million, a 59.7% increase over the first six month of last year. The operation made a net profit before corporate interest and expenses of HK$78.7 million for the period under review. This was in marked contrast to the HK$88.8 million loss recorded in the same period of last year during the SARS outbreak.

During the period under review, the Chinese Mainland economy continued to grow steadily and domestic consumption remained buoyant. Consumer purchasing power, especially that in the urban and suburban regions remained robust in the first half of the year. Fuelled by rising domestic consumption and surging tourist arrivals from the Chinese Mainland, Hong Kong economy recovered moderately and retail sales continued to grow. Benefiting from an economic upswing and effective management measures to enhance operational efficiency of the supermarket operation, our retail operation reported marked improvement in both turnover and profitability.

To enhance operational efficiency among different operations of the Group as part of its retail-led distribution strategy and to take advantage of the relaxation of foreign ownership restriction before the end of this year following the Chinese Mainland's entry to the World Trade Organisation, the Group has an intention to acquire the remaining 35% interest in CR Vanguard. The expanded supply chain and the associated cost benefits will further improve profitability and strengthen our market leadership in the most affluent regions in the Chinese Mainland.

Despite the implementation of macro economic tightening measures by the Chinese Government earlier this year, the Chinese Mainland economy is expected to sustain a steady growth. The Group is optimistic that its retailing business will continue to show improvement in the remaining months of this year.

Brand-fashion distribution

The operation reported a turnover of HK$513.7 million for the first half year, an increase by 15.0% from the same period of last year. Net profit before corporate interest and expenses of the operation was HK$14.1 million, compared with a net loss of HK$16.5 million for the corresponding period in 2003 at the time of SARS outbreak.

By the end of June 2004, the Group distributed 10 international brands through approximately 690 self-operated and franchised stores at designated cities in the Chinese Mainland.

The sales improvement in the first half of the year was mainly driven by the increase in sales of the "Esprit" brand. Turnover of the "Esprit" brand was 19.1% ahead of the same period in 2003, due to increased number of stores and effective promotion, which also stimulated growth in turnover of wholesales business. Clearance sales for the discontinued brands helped reduce inventory level and improve the financial performance of the operation.

Other retail stores

The operation reported a steady turnover of HK$466.6 million in the first half of the year. Net profit before corporate interest and expenses of the operation was HK$24.4 million, compared with a net loss of HK$6.2 million for the SARS-affected same period of last year.

By the end of June 2004, the Group's chain of other retail stores in Hong Kong consists of 5 Chinese Arts & Crafts Stores 中藝, 1 CRC Department Stores 華潤百貨 and 29 CR Care Stores 華潤堂.

The overall decline in department store turnover was due to the closure of Mongkok store in 2003. The remaining two stores in the first half of the year recorded satisfactory growth in turnover. Rising domestic consumption due to further recovery of consumer sentiment and surging tourist arrivals from the Chinese Mainland continued to be the driving forces for the sales improvement.

Chinese Arts & Crafts Stores 中藝 operation recorded an improved operating profit in the first half of the year. This was mainly driven by sales growth and gross margin growth due to change in sales mix. Satisfactory pre-closure sales of CRC Department Stores 華潤百貨 at Hennessy Road also helped contribute overall increase in turnover and a turnaround in profitability. Our CR Care Stores 華潤堂 operation recorded a moderate turnover growth with a reduction in operating profit due to increased promotion expenses for brand building.

The Group will continue to open up more CR Care Stores 華潤堂 within our supermarkets to better leverage the synergies among our businesses and will consider the possibility of expanding into the Chinese Mainland market, when opportunity arises.

Food Processing and Distribution

Food processing and distribution operation reported a turnover and net profit before corporate interest and expenses for the first six months of 2004 of HK$2,692.2 million and HK$203.4 million respectively, representing an increase of 14.2% and 15.9% over the same period of last year. Excluding a deemed disposal profit from the dilution of our interests in an associated company, Hunan New Ng Fung Co., Ltd. upon the successful listing of the shares of the company on Shanghai Stock Exchange in June 2004, the performance of established businesses in the operation remained relatively stable during the period under review.

Foodstuff distribution operation ...

To offset the impact of the increase in raw materials prices and fuel costs, the Group has started to increase the beer prices in some areas in June, in line with the local marketing strategies. A new advertising campaign was commenced in July promoting the national brand — Snow. The Group will invest about RMB680 million in the construction of a new brewery at Dongguan, Guangdong Province in November and is expected to be operational in early 2006 with an ultimate capacity of approximately 300,000 kilolitres. The Group will continue to focus on brand building, enhance product mix and expand its market presence in the Chinese Mainland.

Textile

Turnover of the textile operation for the half year to 30 June 2004 amounted to HK$1,700.7 million, an increase of 20.6% over the same period of last year. Net profit before corporate interest and expenses was HK$45.8 million, a decrease of 44.3% from the same period of last year.

The growth in turnover of the operation was mainly attributable to the initial contributions of 華潤錦華股份有限公司 China Resources Jinhua Co. Ltd., 南通華潤大生紡織有限公司 Nantong China Resources Dashen Textiles Co., Ltd and 濟南華豐紡織有限公司 Jinan Hua Feng Textile Co., Ltd., all being acquired in 2003, as well as the increase in selling prices driven by the high cotton prices, and partially offset by a decline in sales volume as a result of temporary suspension of production of two factories due to relocation to new sites. Coupled with the reduction in gross margins due to the surge in cotton prices and the increase in finance cost for the purchase of cotton, the operation reported a decline in net profit in the first six months of the year.

The operation is expected to be difficult in the second half of the year under prevailing business environment. The Group will continue to take proactive measures to mitigate the effect of fluctuation of cotton price. Most of the machinery under the technology upgrade program will be fully operational in the second half of the year. The Group strongly believes that the technology upgrade program is poised to enhance production efficiency and product quality of the textile operation which will, in turn, improve the profitability in the long term.

Property

Property operation, mainly comprises the rental properties segment of retail, office and industrial premises, reported a turnover and net profit before corporate interest and expenses for the first six months of 2004 of HK$156.9 million and HK$166.9 million respectively, representing an increase of 10.0% and 0.6% over the same period of last year.

For the period under review, the Group's rental properties segment recorded a turnover and net profit before corporate interest and expenses of HK$150.9 million and HK$166.3 million respectively, representing an increase of 9.7% and 15.7% over the same period of last year.

Due to the improved sentiment, demand for retail properties continued to pick up during the period under review. Average occupancy rate of retail premises remained high at 94.7% while industrial premises surged to 90.2%. The Group's investment properties continued to provide stable rental income.

The renovation of the Group's retail property at Hennessy Road, previously occupied by a CRC Department Store 華潤百貨, commenced in early June 2004 and is expected to complete by end of the year.

Investments and Others

After the successful spin-off of the ready mixed concrete operation in July 2003, the investments and others operation reported no turnover for the six month ended 30 June 2004 (2003: HK$167.9 million) and net profit before corporate interest and expenses amounted to HK$178.4 million (2003: HK$167.5 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited. In Hong Kong, Hongkong International Terminals reported a growth of 12% in throughput and 5% in EBIT, compared to the same period of last year. Yantian port reported throughput growth of 20% and EBIT growth of 22%, reflecting new capacity from two new berths at Phase III which started operations at the end of 2003. The remaining two berths of Phase III in Yantian are expected to be completed in the second half of 2004.

File No.82-4177

awareness of environmental protection would favour the development of gas fuel sector in the Chinese Mainland. Leveraging on its experience and competitive advantage, the Group would prudently look for investment opportunity in this sector.

Looking forward, the Chinese Mainland economy is expected to maintain a steady growth momentum and the demand for oil and chemical products will remain strong. The Group will further enhance its distribution network of oil products and to capture investment opportunities in the gas fuel sector in the Chinese Mainland. While the world oil price continues to remain at a high level, the Group will take prudent inventory control and hedging measures to mitigate the possible impact of the oil price volatility on the business performance.

Retail

The Group's retail operation mainly comprises three business segments: (1) supermarket operation; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation. Turnover of the Group's retail operation during the period totalled HK$6,873.5 million, a 59.7% increase over the first six month of last year. The operation made a net profit before corporate interest and expenses of HK$78.7 million for the period under review. This was in marked contrast to the HK$88.8 million loss recorded in the same period of last year during the SARS outbreak.

During the period under review, the Chinese Mainland economy continued to grow steadily and domestic consumption remained buoyant. Consumer purchasing power, especially that in the urban and suburban regions remained robust in the first half of the year. Fuelled by rising domestic consumption and surging tourist arrivals from the Chinese Mainland, Hong Kong economy recovered moderately and retail sales continued to grow. Benefiting from an economic upswing and effective management measures to enhance operational efficiency of the supermarket operation, our retail operation reported marked improvement in both turnover and profitability.

Supermarket

The supermarket and logistics operation reported a significant increase in turnover to HK$5,893.2 million, a 73.8% increase over the first six months of last year. Net profit before corporate interest and expenses was HK$40.2 million, compared with a net loss of HK$66.1 million for the corresponding period in 2003. Consolidated earnings before interest, tax, depreciation and amortisation ("EBITDA") for the first six months of 2004 totalled HK$249.0 million, compared with a loss of HK$10.3 million for the same period in 2003.

The Group currently operates its supermarket business through three groups of subsidiaries, including 華潤萬家有限公司 China Resources Vanguard Co. Ltd. ("CR Vanguard") and 蘇果超市有限公司 Suguo Supermarket Co., Ltd. ("Suguo") which became a subsidiary of the Company in October 2003. By the end of June 2004, the Group operates a total of approximately 1,700 stores, including over 80 traditional supermarkets in Hong Kong, whilst 18 hypermarkets, about 330 traditional supermarkets, about 210 convenient stores, about 100 superstores and over 900 franchised stores in the Chinese Mainland.

The substantial increase in turnover was mainly attributable to the consolidation of turnover of Suguo for the period under review and the recovery of hypermarket sales from the outbreak of SARS in the second quarter of 2003. Persistent efforts to improve quality and variety of merchandises in our stores to satisfy the needs of customers also facilitated the growth in sales. A notable increase in same store growth was recorded for the operations in Eastern and Northern China.

The consolidated results of Suguo since October 2003 improved the net earnings of the supermarket operation. Suguo reported a strong growth in both turnover and profit as compared with the same period of last year. With its effective pricing strategy and optimised composition of merchandises, Suguo reported a favourable increase in same store growth and gross margins for the period under review.

Payment from suppliers, which includes volume incentives, store display and promotion income, is a significant source of profit contribution to the supermarket operation. Payment from suppliers of other existing supermarket operation (including CR Vanguard) increased substantially by about 54% as a result of the implementation of new supplier rebate system by new management team since the third quarter of 2003. Coupled with the reduced operational expenses resulted from continuous improvement in operational efficiency through on-going cost control measures, the net loss of the other existing supermarket operation reduced substantially for the period under review.

For the period under review, EBITDA of Suguo and other existing supermarket operation amounted to HK$104.0 million and HK$61.5 million (2003: a loss of HK$51.9 million), respectively.

With the improving Hong Kong economic environment and growing demand for warehouse space due to tightening up of import of frozen foodstuff to the Chinese Mainland via Hong Kong, our existing godown business continued to report steady operating results. Together with the contribution from the newly acquired logistics business, the logistics operation under the supermarket operation recorded satisfactory results in the first half of the year.

The Group is working ahead in the progress of the re-branding program of the operation and target to rename all supermarkets, except those under Suguo, by the end of 2005. In order to further enhance loyalty of our customers, the Group will carry out stringent study on the development of supermarket products under our own brand with good quality.

In driving synergies of the entire supermarket operations in Jiangsu, the Group has entered into an acquisition agreement with 江蘇省果品食雜總公司 Jiangsu Foodstuff Co., Ltd. in early June to acquire an additional 24.25% equity interest in Suguo, subject to the approval of Ministry of Commerce of the People's Republic of China.

The overall decline in department store turnover was due to the closure of Mongkok store in 2003. The remaining two stores in the first half of the year recorded satisfactory growth in turnover. Rising domestic consumption due to further recovery of consumer sentiment and surging tourist arrivals from the Chinese Mainland continued to be the driving forces for the sales improvement.

Chinese Arts & Crafts Stores 中藝 operation recorded an improved operating profit in the first half of the year. This was mainly driven by sales growth and gross margin growth due to change in sales mix. Satisfactory pre-closure sales of CRC Department Stores 華潤百貨 at Hennessy Road also helped contribute overall increase in turnover and a turnaround in profitability. Our CR Care Stores 華潤堂 operation recorded a moderate turnover growth with a reduction in operating profit due to increased promotion expenses for brand building.

The Group will continue to open up more CR Care Stores 華潤堂 within our supermarkets to better leverage the synergies among our businesses and will consider the possibility of expanding into the Chinese Mainland market, when opportunity arises.

Food Processing and Distribution

Food processing and distribution operation reported a turnover and net profit before corporate interest and expenses for the first six months of 2004 of HK$2,692.2 million and HK$203.4 million respectively, representing an increase of 14.2% and 15.9% over the same period of last year. Excluding a deemed disposal profit from the dilution of our interests in an associated company, Hunan New Ng Fung Co., Ltd. upon the successful listing of the shares of the company on Shanghai Stock Exchange in June 2004, the performance of established businesses in the operation remained relatively stable during the period under review.

Foodstuff distribution operation reported a turnover growth by 18.6% over the same period of last year with a stable net profit contribution. The operation enjoyed good volume growth, fuelled by the decrease in imported poultry due to the outbreak of avian flu in the nearby Asian regions and the increasing health awareness of Hong Kong citizen that collectively stimulated demand for branded food with better quality. On-going promotion of high quality fresh meat under the 五豐 brand name and enrichment in product mix and refined marketing strategy to broaden customer base for frozen food distribution continued to be the driving forces of the sales volume growth of the operation. High revenues, however, were hampered by the soaring prices of livestock in the Chinese Mainland, leading to a slight decline in profit margin.

Marine fishing and aquatic products processing operation reported turnover and net profit growth by 8.6% and 144.5% over the same period of last year. The on-going efforts in exploring more high quality fishing grounds, enhancing catching capability of fishing fleets and expanding sales network have proven to be effective in improving profitability.

The meat-processing centre in Shanghai is under construction with good progress. In order to implement the Group's retail-led distribution strategy and further expand into the Chinese Mainland meat market, the Group entered into an agreement with Shenzhen Commerce & Trade Investment Holdings Co. in April 2004 for the acquisition of a 70% interest in Shenzhen General Food Corporation. The Group aims to integrate the Shenzhen project with those businesses in the Hong Kong market to take full advantage of the regional development in the Pearl River Delta and to enhance profitability. The Group expects that the two meat-processing projects in Shenzhen and Shanghai will start contributions in the second half of this year and next year respectively.

Beverage

Beverage operation reported a turnover and net profit before corporate interest and expenses for the first six months of 2004 of HK$2,299.0 million and HK$57.0 million respectively, representing an increase of 20.5% and 125.8% over the same period of last year.

The increase in turnover and profitability of the operation was mainly driven by the growth in sales volume of beer by 17% to approximately 1.4 million kilolitres and purified water by 27% to approximately 0.2 million kilolitres. The organic growth of the sales volume of beer, which excludes newly acquired breweries, amounted to approximately 11% for the first six months of the year. Substantial sales volume growth was recorded by the breweries in Sichuan, Harbin, Hubei and Dalian region. To boost overall sales volume, effective marketing strategies were adopted to improve the distribution network so as to increase respective sales to retail shops and restaurants in these regions. Growth in sales volume was also helped by the successful entrance into neighbouring regions by our breweries in Sichuan.

Despite the increase in raw material prices and fuel costs, gross margin was maintained at the same level as last year. It was mainly attributable to the increase in production volume that helped reduce unit production cost as well as the improvement in product mix. Interest expenses reduced substantially for the period under review primarily attributable to the swapping of Renminbi borrowings with US dollars borrowings. Coupled with the satisfactory results contributed by the newly acquired breweries, one brewery in Zhejiang Province and two breweries in Anhui Province, net profit of the operation improved substantially.

Owing to persistent efforts in promoting our national brand — "Snow", sales volume increased by 38% to approximately 410,000 kilolitres, compared with approximately 300,000 kilolitres for the same period of last year.

The addition of the newly acquired breweries in Zhejiang and Anhui helps span our significant market presence across the Central and Eastern China region. By the end of June 2004, the Group operates a total of over 30 breweries with an annual production capacity of approximately 5.0 million kilolitres.

period of last year.

For the period under review, the Group's rental properties segment recorded a turnover and net profit before corporate interest and expenses of HK$150.9 million and HK$166.3 million respectively, representing an increase of 9.7% and 15.7% over the same period of last year.

Due to the improved sentiment, demand for retail properties continued to pick up during the period under review. Average occupancy rate of retail premises remained high at 94.7% while industrial premises surged to 90.2%. The Group's investment properties continued to provide stable rental income.

The renovation of the Group's retail property at Hennessy Road, previously occupied by a CRC Department Store 華潤百貨, commenced in early June 2004 and is expected to complete by end of the year.

Investments and Others

After the successful spin-off of the ready mixed concrete operation in July 2003, the investments and others operation reported no turnover for the six month ended 30 June 2004 (2003: HK$167.9 million) and net profit before corporate interest and expenses amounted to HK$178.4 million (2003: HK$167.5 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited. In Hong Kong, Hongkong International Terminals reported a growth of 12% in throughput and 5% in EBIT, compared to the same period of last year. Yantian port reported throughput growth of 20% and EBIT growth of 22%, reflecting new capacity from two new berths at Phase III which started operations at the end of 2003. The remaining two berths of Phase III in Yantian are expected to be completed in the second half of 2004.

CAPITAL AND FUNDING

The Group's policy is to centralize surplus fund and financing requirements to achieve better treasury control and lower cost of funds. The Group's consolidated cash and cash equivalent as at 30 June 2004 amounted to HK$4,588 million. The Group's borrowings as at 30 June 2004 were HK$7,735 million with HK$2,670 million repayable within 1 year, HK$4,973 million repayable within 2 to 5 years and HK$92 million repayable after 5 years. Committed borrowing facilities available to the Group, but not drawn as at 30 June 2004, amounted to HK$1,200 million. Except for the US$230 million convertible guaranteed bonds, all the borrowings are subject to floating rates.

Calculated on the basis of the Group's net borrowing over the shareholders' funds and minority interests, the Group's gearing ratio was approximately 17.0% (31 December 2003: 16.5%).

As at 30 June 2004, 17% of the Group's cash deposit balances was held in US dollars, 45% in Renminbi and 36% in Hong Kong dollars. 35% of the Group's borrowings was denominated in US dollars and 38% in Renminbi with the remainder in Hong Kong dollars. In order to limit the exposure to the fluctuations in foreign currency rates and interest rates, the Group entered into certain forward contracts and interest rate swaps to hedge for part of its borrowings.

CAPITAL EXPENDITURE

During the period ended 30 June 2004, the Group spent approximately HK$1,300 million on capital expenditure, of which about 65% for fixed assets additions and the remaining for new acquisitions in food processing and distribution, beverage and textile operations, as part of our retail-led distribution strategy. Capital expenditure was primarily financed by internally generated funds from operations.

PLEDGE OF ASSETS

As at 30 June 2004, fixed assets with net book value of HK$379.5 million (31 December 2003: HK$357.8 million) are pledged for short term loans in the sum of HK$307.2 million (31 December 2003: pledged for short term of HK$256.7 million) and long term loans in the sum of HK$56.4 million (31 December 2003: pledged for long term loan of HK$56.4 million).

CONTINGENT LIABILITIES

The Group does not have any material contingent liabilities as at 30 June 2004.

EMPLOYEES

As at 30 June 2004, the Group, excluding its associated companies, employed approximately 80,000 people, of which approximately 95% were employed in the Chinese Mainland, with the remaining predominantly in Hong Kong. The Group's employees are remunerated according to the nature of job, individual performance and market trends with various incentive schemes to attract, retain and motivate good employees. In particular, share option has been used as a longer term incentive to align interests of employees to those of shareholders.

By order of the Board
SONG LIN
Deputy Chairman and Managing Director

Hong Kong, 2 September 2004

As at the date of this announcement, the executive directors of the Company are Mr. Ning Gaoning (Chairman), Mr. Song Lin (Deputy Chairman and Managing Director), Mr. Chen Shulin (Deputy Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Lau Pak Shing, Mr. Wang Qun, Mr. Zhong Yi and Mr. Kwong Man Him. The non-executive directors are Mr. Jiang Wei and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric.